Exhibit 99.1

Claude Provides 2013 Underground Drilling Results from the Seabee Gold Operation

Trading Symbols: TSX: CRJ; OTCQB: CLGRF

SASKATOON, April 21, 2014 /CNW/ - Claude Resources Inc. ("Claude" and or the "Company") today provided an update from its 2013 underground drilling program at the Seabee Gold Operation. The underground drilling program drilled approximately 50,000 metres in an on-going effort to expand and better define the Seabee Gold Operation's current resource.

Highlights include (cut grade over true widths):

Seabee Mine:

•	Hole: U13-061: 13.16 g/t over 4.7 metres;
•	Hole: U13-066: 8.27 g/t over 7.8 metres;
•	Hole: U13-075: 12.23 g/t over 10.7 metres;
•	Hole: U13-076: 22.62 g/t over 6.1 metres;
•	Hole: U13-077: 23.58 g/t over 4.8 metres;
•	Hole: U13-087: 31.32 g/t over 2.5 metres;
•	Hole: U13-089: 49.02 g/t over 2.0 metres; and
•	Hole: U13-321: 31.54 g/t over 5.2 metres.

Santoy Mining Complex (Santoy 8 Mine and Santoy Gap Deposit):

•	Hole: SUG-13-905A: 13.28 g/t over 3.5 metres;
•	Hole: SUG-13-301: 17.32 g/t over 4.0 metres;
•	Hole: SUG-13-320: 9.64 g/t over 4.4 metres;
•	Hole: SUG-13-335: 10.34 g/t over 6.5 metres;
•	Hole: SUG-13-347: 13.90 g/t over 5.7 metres; and
•	Hole: SUG-13-355: 6.09 g/t over 8.5 metres.

Brian Skanderbeg, Senior Vice President and COO stated, "We continue to have great success in our on-going underground drill program at the Seabee Gold Operation. These results not only indicate the potential to mine higher grade tonnes but also demonstrate the opportunity and the long term viability that exists within and outside our current resources. Additionally, these results are located near current mining activities and require minimal capital and time to be included in the Company's life of mine."

In 2014, drilling at the Seabee Gold Operation will be focused on targets proximal to infrastructure with the potential to materially impact near-term production and to positively impact the Company's Mineral Reserves and Mineral Resources.  Underground drilling at the Seabee Gold Operation is anticipated to consist of 18,000 metres at the Seabee Mine and 34,000 metres at the Santoy Mining Complex. Specifically at Santoy Gap, the Company currently has two underground drill rigs that are active and are targeting to drill 27,000 metres in 2014. The Santoy Gap is expected to produce initial development ore during the second quarter and production ore in the fourth quarter. Completion of the Santoy Gap fresh-air vent raise, a key milestone to initiating production, is planned during the second quarter of 2014.

Table 1: Highlights from the 2013 Underground Drilling Program

HOLE #	ZONE INTERSECTION			MIDPOINT COORDINATES			GRADE g/T (uncut)	GRADE g/T (cut)	TRUE WIDTH
	NAME (Target)	FROM	TO	NORTH	EAST	ELEV.
SUG-13-905A	8a	122.5	126.5	5021.1	4623.3	-271.4	13.28	13.28	3.5
SUG-13-912	8a	226.5	230.3	5086.7	4674.3	-378.9	10.90	10.90	2.1
SUG-13-921	8a	252.1	270.7	5104.9	4731.3	-387.9	3.97	3.97	8.5
SUG-13-922	8a	259.7	284.6	5093.8	4774.7	-370.7	20.00	7.75	2.7
SUG-13-301	GAP	91.0	96.5	4895.3	4149.0	-275.8	18.46	17.32	4.0
SUG-13-315	GAP	119.0	120.8	4852.2	4147.0	-223.8	18.49	18.49	1.2
SUG-13-320	GAP	158.6	167.4	4862.5	4077.4	-251.5	9.64	9.64	4.4
SUG-13-322	GAP	159.6	165.7	4871.8	4073.4	-263.6	13.55	13.55	2.9
SUG-13-328	GAP	151.2	156.7	4861.0	4089.8	-247.2	9.27	9.27	2.9
SUG-13-329	GAP	112.1	114.8	4888.7	4129.5	-275.8	10.88	10.88	1.9
SUG-13-332	GAP	101.0	104.3	4886.5	4140.6	-260.3	27.71	16.72	2.3
SUG-13-335	GAP	81.6	89.5	4890.8	4166.0	-261.8	10.34	10.34	6.5
SUG-13-337	GAP	153.9	158.2	4868.1	4083.2	-259.1	18.84	13.07	2.2
SUG-13-340	GAP	161.2	168.3	4891.1	4068.3	-291.1	15.19	10.69	3.5
SUG-13-343	GAP	126.9	131.3	4890.2	4108.9	-280.7	9.63	9.63	2.7
SUG-13-345	GAP	99.7	102.8	4865.1	4176.1	-221.5	10.45	10.45	2.1
SUG-13-347	GAP	71.6	78.0	4892.7	4185.3	-256.1	16.02	13.90	5.7
SUG-13-353	GAP	174.5	178.5	4072.3	4928.0	-343.6	12.43	12.43	1.8
SUG-13-355	GAP	78.0	88.4	4878.0	4203.5	-236.8	6.09	6.09	8.5
SUG-13-366	GAP	180.3	189.0	4984.9	4123.7	-397.1	7.66	7.66	3.7
U13-015	2c	294.6	305.0	1138.0	1514.0	-895.0	7.94	7.94	4.2
U13-017	2c	197.4	203.0	1132.3	1603.3	-667.1	11.76	11.76	4.3
U13-027	2c	201.6	206.4	1187.6	873.7	-801.5	8.25	8.25	3.2
U13-028	2c	215.7	219.4	1186.8	873.2	-819.4	14.92	12.48	2.3
U13-046	2c	194.1	197.2	1188.3	878.2	-787.8	9.74	9.74	2.1
U13-051	2c	222.4	228.1	1186.3	883.6	-825.0	9.20	9.20	3.9
U13-057	2c	341.2	346.8	1163.0	889.5	-966.7	17.33	9.65	2.1
U13-608	2c	259.3	261.6	1158.3	1006.2	-784.2	21.63	21.63	1.5
U13-609	2c	288.7	290.6	1154.8	1007.1	-821.5	38.15	38.15	1.2
U13-610	2c	310.1	314.5	1152.0	1007.0	-849.2	9.69	9.69	2.5
U13-612	2c	203.5	208.5	1178.5	987.2	-677.6	9.62	9.62	4.3
U13-613	2c	222.0	224.7	1178.3	979.1	-711.3	8.75	8.75	2.2
U13-614	2c	232.8	237.2	1167.9	986.1	-741.7	6.66	6.30	3.1
U13-626	2b	294.0	297.1	1152.4	1015.1	-829.7	46.60	16.61	2.0
U13-060	L62	85.5	98.2	944.4	1057.9	-390.4	3.10	3.10	6.8
U13-061	L62	81.3	88.8	940.4	1057.9	-376.1	13.96	13.16	4.7
U13-062	L62	91.4	98.3	927.4	1072.5	-367.2	30.57	11.58	4.4
U13-063	L62	87.2	90.6	926.0	1071.1	-349.7	13.04	13.04	2.4
U13-064	L62	98.2	107.8	934.5	1070.8	-392.1	8.26	6.58	5.2
U13-066	L62	90.8	107.3	947.3	1055.0	-403.0	13.13	8.27	7.8
U13-071	L62	134.2	137.0	917.0	1105.5	-395.0	7.98	7.98	1.7
U13-072	L62	139.5	144.6	913.5	1118.8	-399.3	13.69	12.43	2.8
U13-075	L62	75.1	93.4	944.6	1049.9	-381.6	28.07	12.23	10.7
U13-076	L62	52.7	60.2	950.7	1036.9	-341.1	27.05	22.62	6.1
U13-077	L62	56.7	63.5	956.2	1037.2	-359.8	39.24	23.58	4.8
U13-080	L62	77.4	86.9	952.1	1048.4	-386.0	15.04	11.50	4.5
U13-081	L62	41.1	46.7	964.7	1026.5	-339.8	8.94	6.80	4.9
U13-087	L62	61.5	64.4	950.9	1033.7	-291.0	35.79	31.32	2.5
U13-088	L62	58.1	64.0	944.5	1035.3	-312.9	12.05	12.05	5.3
U13-089	L62	67.0	69.4	943.3	1045.7	-295.7	82.86	49.02	2.0
U13-092	L62	82.3	84.9	934.8	1063.5	-286.0	120.27	33.69	1.8
U13-093	L62	81.8	83.8	930.1	1067.8	-303.8	25.56	24.94	1.4
U13-312	L62	65.9	69.7	929.3	1097.8	-521.9	8.59	8.59	3.8
U13-316	L62	72.4	75.8	948.3	1065.3	-519.8	10.22	10.22	3.0
U13-321	L62	93.4	101.8	966.4	1044.0	-472.7	65.88	31.54	5.2

To view longitudinal sections and plan maps of the Seabee Gold Mine and the Santoy Mine Complex please go to www.clauderesources.com.

In addition, the Company also announces that Peter Longo, Vice President of Mining Operations, has left the Company to pursue other interests. Mr. Longo's responsibilities will be assumed by Brian Skanderbeg, Senior Vice President and Chief Operating Officer. The Company thanks Mr. Longo for his efforts and contributions and wishes him the best in his future endeavours.

Samples were assayed by Claude's onsite non-accredited assay lab at the Seabee Gold Operation. Duplicate check assays were conducted at site as well as at TSL Laboratories in Saskatoon. Results of the spot checks were consistent with those reported. Sampling interval was established by minimum or maximum sampling lengths and geological and/or structural criteria.  200 gram samples were pulverized until greater than 80 percent passes through 150 mesh screen. 30 gram pulp samples were then analyzed for gold by fire assay with gravimetric finish (0.01 grams per tonne detection limit). Brian Skanderbeg, P.Geo., Senior Vice President and COO, Qualified Person, has reviewed the contents of this news release for accuracy.

Claude Resources Inc. is a public company based in Saskatoon, Saskatchewan, whose shares trade on the Toronto Stock Exchange (TSX: CRJ) and the OTCQB (OTCQB: CLGRF). Claude is a gold exploration and mining company with an asset base located entirely in Canada. Since 1991, Claude has produced over 1,000,000 ounces of gold from its Seabee Gold Operation in northeastern Saskatchewan. The Company also owns 100 percent of the Amisk Gold Project in northeastern Saskatchewan.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

All statements, other than statements of historical fact, contained or incorporated by reference in this news release and  constitute "forward-looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 (referred to herein as "forward-looking statements").  Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate" or "believes", or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results, "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

All forward-looking statements are based on various assumptions, including, without limitation, the expectations and beliefs of management, the assumed long-term price of gold, that the Company will receive required permits and access to surface rights, that the Company can access financing, appropriate equipment and sufficient labour, and that the political environment within Canada will continue to support the development of mining projects in Canada.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Claude to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: actual results of current exploration activities; environmental risks; future prices of gold; possible variations in ore reserves, grade or recovery rates; mine development and operating risks; accidents, labour issues and other risks of the mining industry; delays in obtaining government approvals or financing or in the completion of development or construction activities; and other risks and uncertainties, including but not limited to those discussed in the section entitled "Business Risk" in the Company's Annual Information Form.  These risks and uncertainties are not, and should not be construed as being, exhaustive.

Although Claude has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements in this news release are made as of the date of this news release and accordingly, are subject to change after such date.  Except as otherwise indicated by Claude, these statements do not reflect the potential impact of any non-recurring or other special items that may occur after the date hereof.  Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of our operating environment.

Claude does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

SOURCE Claude Resources Inc.

%CIK: 0001173924

For further information:

Brian Skanderbeg, Senior Vice President & COO
Phone: (306) 668-7505
or
Marc Lepage, Manager, Investor Relations
Phone: (306) 668-7505
Email: ir@clauderesources.com
Website: www.clauderesources.com

CO: Claude Resources Inc.

CNW 10:14e 21-APR-14